SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Retractable Technologies, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 76129W105
(CUSIP Number) Thomas J. Shaw President and Chief Executive Officer Retractable Technologies, Inc. 511 Lobo Lane Little Elm, TX 75068-0009 (972) 294-1010
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications) December 14, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 440.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76129W105
(1)	Names of Reporting Persons Thomas J. Shaw
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 15,296,660
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,576,660
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,796,660
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 46.7%
(14)	Type of Reporting Person (See Instructions) IN

This Amendment No. 6 amends the Schedule 13D filed with the United States Securities and Exchange Commission on August 24, 2000, as most recently amended by Amendment No. 5 filed January 16, 2019 (the “Statement”) on behalf of the undersigned. This Amendment No. 6 is being filed to report purchases of Common Stock (the “Common Stock”) of Retractable Technologies, Inc. (the “Company”) as well as dispositions of Common Stock which decreased the undersigned’s indirect beneficial ownership of the Common Stock. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated as follows:

(a)       As of the date hereof, Mr. Shaw has beneficial ownership of 15,796,660 shares which comprises 46.7% of the Common Stock of the Company. There were 33,816,604 shares of Common Stock of the Company outstanding as of November 2, 2020 according to the Company’s most recently available Form 10-Q filing.

(b)(i)   Mr. Shaw has sole power to vote 1,220,000 shares of Common Stock owned by the August 2010 Family Trust pursuant to a voting agreement with his former spouse.

(ii)       Mr. Shaw has sole power to vote and dispose 14,076,660 shares of Common Stock standing in his name.

(iii)      Mr. Shaw has sole power to dispose 500,000 shares of Common Stock owned by a trust for which he serves as trustee for the benefit of one of his children.

(iv)      In 2018, Mr. Shaw’s investment power over trusts for the benefit of two of his children ceased upon their attaining the age of thirty pursuant to the terms of such trusts (1,000,000 shares total). In June 2020, Mr. Shaw agreed to relinquish voting control over other trusts for the benefit of two of his children (1,000,000 shares total).

(c)       Below is a table showing all transactions effected by Mr. Shaw’s stockbroker under Mr. Shaw’s Rule 10b5-1 Plan during the last 60 days. All purchases set forth below are open market purchases previously disclosed on Form 4s filed pursuant to Section 16(a) of the Securities Exchange Act of 1934. As disclosed in such Form 4s, some of the prices set forth below represent the weighted average per share price of various purchases during a single day. Mr. Shaw will provide to the SEC full information regarding the number of shares purchased at each price upon written request.

Transaction Date	Number of Shares Purchased	Price Per Share
12-14-2020	234	$12.85
12-9-2020	400	$9.99

(d)       The trusts identified in section (b)(i) and (b)(iii) of this Item 5 and the beneficiaries thereof shall have the right to receive dividends from, or the proceeds from the sale of, the shares owned by such trusts.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: January 25, 2021	BY: /s/ Thomas J. Shaw
THOMAS J. SHAW